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                       January 26, 2021

       John V. Whitman, Jr.
       Chief Executive Officer
       SPORTS VENUES OF FLORIDA, INC.
       1220 Fordham Drive
       Sun City Center, FL 33573

                                                        Re: SPORTS VENUES OF
FLORIDA, INC.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed January 15,
2021
                                                            File No. 024-11089

       Dear Mr. Whitman:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing